SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
                          (PURSUANT TO SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                   ------------------------------------------
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                                (NAME OF ISSUER)

                       HOLLYWOOD ENTERTAINMENT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)
                                   436141 105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                   ------------------------------------------
                                 DONALD J. EKMAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                          25600 SW PARKWAY CENTER DRIVE
                            WILSONVILLE, OREGON 97070
                                 (503) 570-1600

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                ROBERT J. MOORMAN
                                 STOEL RIVES LLP
                               900 SW FIFTH AVENUE
                                   SUITE 2300
                             PORTLAND, OREGON 97204
                                 (503) 224-3380
                   ------------------------------------------
                                DECEMBER 23, 1997
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

     This amendment constitutes the first and final amendment to the Issuer Tender Offer Statement filed on Schedule 13E-4 (the "Statement") by Hollywood Entertainment Corporation, an Oregon corporation (the "Company"), relating to a tender offer by the Company to purchase up to 16,818,181 shares of its Common Stock (the "Shares"), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1997, and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively. On January 26, 1998 the Company announced that the tender offer had expired and that the minimum number of Shares had not been tendered.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS:

         (a) (9)  --  Press Release issued by the Company on January 7, 1998.

         (a) (10) --  Press Release issued by the Company on January 26, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1998

                                       HOLLYWOOD ENTERTAINMENT CORPORATION


                                       By: DONALD J. EKMAN
                                           -------------------------------------
                                           Name:  Donald J. Ekman
                                           Title: Senior Vice President and
                                                  General Counsel

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     ----------------------------------------------------------------

(a) (9)     --  Press Release issued by the Company on January 7, 1998.

(a) (10)    --  Press Release issued by the Company on January 26, 1998.